Filed by Buckeye Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963
Subject Line: Announcement: BPL — BGH Merger
SENT ON BEHALF OF FORREST WYLIE ...
Buckeye Partners, L.P. (“BPL“ or “Buckeye”) and Buckeye GP Holdings L.P. (“BGH”) recently announced that a definitive agreement has been reached to combine the two partnerships. It is important for Buckeye’s employees to know that the merger is not expected to result in changes to Buckeye’s management, employees, or operations. The merger would be achieved through an exchange of newly issued BPL limited partnership units for all of the outstanding limited partnership units of BGH. Under the terms of the merger agreement, BGH’s unitholders would receive 0.705 BPL limited partnership units in exchange for each BGH limited partnership unit owned at closing. The transaction would result in approximately 20 million additional limited partnership units being issued by BPL. The terms of the merger agreement were approved by both the audit committee of BPL’s general partner, comprised solely of independent directors acting pursuant to a delegation of authority from the full board of directors, and the board of directors of BGH’s general partner. In light of my roles at the two partnerships, I recused myself from the vote at the BGH board.
There are several benefits of the merger:
•	The general partner incentive distributions currently paid by BPL to BGH would be eliminated, thereby reducing BPL’s cost of capital, which would improve its competitive position when pursuing growth opportunities and its ability to accelerate growth in distributable cash flow.

•	The merger would result in a single, larger entity with a broader investor base.

•	BPL’s investment-grade credit metrics would be maintained, as the merger would be completed with 100 percent equity consideration.

•	BPL’s unitholders would receive the right to elect seven of the nine BPL directors.
We expect the merger would take several months to complete. Both BPL and BGH must prepare documents to be filed with and reviewed by the Securities and Exchange Commission (“SEC”) and information must be sent to both sets of unitholders describing the merger and announcing a date for each to vote on the merger, which we expect to occur in the fourth quarter. A majority of both the BPL limited partnership units and BGH limited partnership units outstanding must vote in favor of the merger for it to be approved. Following the merger, the independent members of BGH’s board of directors are expected to join BPL’s board, further strengthening our governance.
I appreciate everyone’s continued dedication to Buckeye to make 2010 a successful year. Again, this merger would have no impact on Buckeye’s underlying operations and we believe it would benefit our organization going forward. Please do not hesitate to contact me or other members of the executive team if you have any questions throughout the merger process. We will update you periodically as the merger process progresses. To ensure that we stay in compliance with SEC rules applicable in these matters, you should not forward this information to anyone outside the company and should refer all inquiries from the media or other external contacts to Mark Stockard in the Investor Relations department.
Thank you —

Forrest Wylie
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The following text is required by SEC rules:
BPL and BGH will file a joint proxy statement/prospectus and other documents with the SEC in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding BPL, BGH, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of BPL and BGH seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about BPL and BGH, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com.
BPL, BGH, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in BPL’s and BGH’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available.